                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D
                                    (RULE 13d-101)

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO._______)*


                                     Telident, Inc.
--------------------------------------------------------------------------------
                                   (Name of Issuer)


                        Series II Convertible Preferred Stock
--------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                      87993103
--------------------------------------------------------------------------------
                                    (CUSIP Number)

                                   Karlin S. Symons
                          Kaplan, Strangis and Kaplan, P.A.
                                 5500 Norwest Center
                                Minneapolis, MN  55402
                                   (612) 375-1138
--------------------------------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                  July 23, 1997
--------------------------------------------------------------------------------
               (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.





___________________________
*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                            (Continued on following pages)

                                 (Page 1 of 81 Pages)

CUSIP No. 87993103                    13D                 Page  2  of  81 Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     FAMCO III LIMITED LIABILITY COMPANY, I.R.S. ID# 41-1881461
     Family Financial Strategies, Inc., as its Manager, I.R.S. ID# 41-1835679
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     WC, BK
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                   / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
                             (7) SOLE VOTING POWER
                                 1,111,111 shares of Series II Convertible
NUMBER OF SHARES                 Preferred Stock; Warrant for 1,250,000 shares
                                 of common stock
BENEFICIALLY OWNED           --------------------------------------------------
                             (8) SHARED VOTING POWER
BY EACH REPORTING
                                  0
PERSON WITH                  --------------------------------------------------
                             (9) SOLE DISPOSITIVE POWER
                                 1,111,111 shares of Series II Convertible
                                 Preferred Stock; Warrant for 1,250,000 shares
                                 of common stock
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER

                                  0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     100%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     OO, IA, CO
-------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1:  Security and Issuer.

    (a)  NAME OF ISSUER

         Telident, Inc.
         Series II Convertible Preferred Shares and Warrant for common stock

    (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

         One Main Street, Southeast
         Suite 85
         Minneapolis, Minnesota 55414

Item 2:  Identity and Background.

    (a) NAME. This statement is being jointly filed by FAMCO III LIMITED LIABILITY COMPANY ("Famco III") and its Manager, Family Financial Strategies, Inc. ("FFS"). Famco III is the record holder of the stock. FFS is a registered investment adviser.

    (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE. The principal address of Famco III and FFS is:

         Interchange Tower
         600 South Highway 169
         Suite 850
         St. Louis Park, MN  55426-1204

         The attached Schedule I is a list of the executive officers and directors of the Famco and FFS which contains the following information regarding each person listed on such schedule:

              (a)  name;

              (b)  residence or business address;

              (c) present principal occupation or employment and, if applicable, the name, principal business and address of any corporation or other organization in which such employment is conducted; and

              (d)  citizenship.

         During the past five years, neither the Famco, FFS, nor, to the best of the Famco and FFS's knowledge, any person named in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is



                                 (Page 3 of 81 Pages)
         subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3:  Source and Amount of Funds or Other Consideration.

         Certain funds used in making the investment were borrowed from a bank in the ordinary course of business on behalf of Famco III and certain of its members.

Item 4:  Purpose of Transaction.

         Famco III holds the securities for investment purposes. Famco III may, from time to time, (1) acquire additional shares of stock (subject to availability at prices deemed favorable to Famco III) in the open market, in privately negotiated transactions, or otherwise, or (2) attempt to dispose of shares of stock in the open market, in privately negotiated transactions or otherwise. FFS holds no securities in its own right but is solely the Manager of Famco II.

         Except as set forth above, Famco III and FFS have no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5:  Interest in Securities of the Issuer.

         FAMCO III

         (a) Amount Beneficially Owned: 1,111,111 shares of Series II Convertible Preferred Stock; Warrant for 1,250,000 shares of common stock

         (b) Of the shares owned by Famco III, Famco III has the power to vote as follows:

              (i) Sole power to vote or direct the vote - 1,111,111 shares of Series II Convertible Preferred Stock plus 1,250,000 if Warrant is exercised
              (ii)   Shared power to vote or direct the vote - 0
              (iii) Sole power to dispose or direct the disposition of - 1,111,111 shares of Series II Convertible Preferred Stock plus 1,250,000 if Warrant is exercised
              (iv)   Shared power to dispose or direct the disposition of - 0

              FFS is a beneficial owner solely by virtue of being the Manager of Famco III.


                                 (Page 4 of 81 Pages)

         (c) RECENT TRANSACTIONS. On July 23, 1997 Famco III acquired 1,111,111 of the shares referred to above and a Warrant for 1,250,000 shares of common stock.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         FFS is the Manager named in the limited liability company agreement of Famco III.

Item 7:  Material to be Filed as Exhibits.

         (1)  Joint Filing Agreement

         (2)  Promissory Note

         (3)  Stock Purchase Agreement


                                 (Page 5 of 81 Pages)

                                      SIGNATURE

    After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



JULY 31, 1997                FAMCO III LIMITED LIABILITY COMPANY
                             By its Manager
                             Family Financial Strategies, Inc.



                             By:   /s/  Greg Nelson
                                Its:  Chief Financial Officer


                                 (Page 6 of 81 Pages)

                                      Schedule I

Executive Officers and Directors of FAMCO III Limited Liability Company and Family Financial Strategies, Inc.

    The name, business address, principal occupation or employment and citizenship of each executive officer and director is set forth below.

                             Residence Address or
                             Principal Business            Occupation or
                             Address and, if               Employment or                 Citizenship
                             different, Address            Principal                     or Place of
Name                         of Principal Office           Business                      Organization
---------------              -------------------           ----------                    ------------

MANAGER OF FAMCO III
LIMITED LIABILITY COMPANY:

  Family Financial           600 S. Highway 169            Manager                       U.S.A.
  Strategies, Inc.           Suite 850
                             St. Louis Park, MN 55426

EXECUTIVE OFFICERS OF
FAMILY FINANCIAL
STRATEGIES, INC.:

  John Wunsch                600 S. Highway 169            President                     U.S.A.
                             Suite 850
                             St. Louis Park, MN 55426

  Greg Nelson                600 S. Highway 169            Chief Financial               U.S.A.
                             Suite 850                     Officer
                             St. Louis Park, MN 55426

  Diane Neimann              600 S. Highway 169            Vice President -              U.S.A.
                             Suite 850                     Client and
                             St. Louis Park, MN 55426      Community Relations

DIRECTORS OF FAMILY
FINANCIAL STRATEGIES, INC.:

  John Wunsch                600 S. Highway 169            President,                    U.S.A.
                             Suite 850                     Family Financial
                             St. Louis Park, MN 55426      Strategies, Inc.

  Greg Nelson                600 S. Highway 169            Chief Financial               U.S.A.
                             Suite 850                     Officer, Family
                             St. Louis Park, MN 55426      Financial
                                                           Strategies, Inc.

  Diane Neimann              600 S. Highway 169            Vice President-               U.S.A.
                             Suite 850                     Client and Community
                             St. Louis Park, MN 55426      Relations, Family
                                                           Financial Strategies, Inc.


                                 (Page 7 of 81 Pages)
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                                    Exhibit Index


Exhibit
Number        Description
--------      -------------------------------------------

1             Joint Filing Agreement

2             Promissory Note

3             Stock Purchase Agreement




                                 (Page 8 of 81 Pages)